UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of October 27, 2023

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Centogene N.V.

Variation Agreement to Joint Venture Agreement

On October 23, 2023, Centogene N.V. (the “Company”) entered into a variation agreement (the “Variation Agreement”) to the joint venture agreement (the “Joint Venture Agreement”) that the company entered into on June 26, 2023 with Pharmaceutical Investment Company (“PIC”), a closed joint stock company incorporated pursuant to the laws of Saudi Arabia and trading as “Lifera” and a wholly-owned subsidiary of the Public Investment Fund based in Riyadh. The Joint Venture Agreement was summarized in the Company’s Current Report on Form 6-K filed on June 27, 2023 and filed therewith as Exhibit 99.2 thereto. Pursuant to the Variation Agreement, amongst other things, the Company and PIC have agreed to extend the long-stop date under the Joint Venture Agreement to November 30, 2023 and PIC has waived certain conditions to closing thereunder. The full text of the Variation Agreement is attached as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Convertible Loan Agreement and Ancillary Agreements

On October 26, 2023, PIC and the Company entered into a Loan Agreement, Preemptive Rights Agreement and Registration Rights Agreement, each substantially in the forms agreed and summarized in the Company’s Current Report on Form 6-K filed on June 27, 2023. In addition, and also on October 26, 2023, the Company, PIC and Oxford Finance LLC (“Oxford”) entered into a Subordination Agreement pursuant to which the obligations incurred by the Company under the Loan Agreement are subordinated to the Company’s obligations under the existing Loan and Security Agreement by and between the Company and Oxford, originally dated January 31, 2022.

The full text of the form of Loan Agreement is attached as Exhibit 99.2 to this Current Report on Form 6-K and is incorporated herein by reference. The full text of the Preemptive Rights Agreement is attached as Exhibit 99.3 to this Current Report on Form 6-K and is incorporated herein by reference. The full text of the Registration Rights Agreement is attached as Exhibit 99.4 to this Current Report on Form 6-K and is incorporated herein by reference. The full text of the Subordination Agreement is attached as Exhibit 99.5 to this Current Report on Form 6-K and is incorporated herein by reference.

In connection with the Loan Agreement, on October 26, 2023, certain existing shareholders of the Company entered into a right of first offer agreement with PIC (the “ROFO Agreement”). The full text of the ROFO Agreement is attached as Exhibit 99.6 to this Current Report on Form 6-K and is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2023

CENTOGENE N.V.

By:	/s/ Jose Miguel Coego Rios
	Name:	Jose Miguel Coego Rios
	Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Variation Agreement dated October 23, 2023
99.2+	Loan Agreement dated October 26, 2023
99.3+	Preemptive Rights Agreement dated October 26, 2023
99.4+	Registration Rights Agreement dated October 26, 2023
99.5	Subordination Agreement dated October 26, 2023
99.6+	ROFO Agreement dated October 26, 2023

+The Company has omitted portions of the exhibits attached hereto pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.